UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Integrated Freight Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

458166105
(CUSIP Number)

December 27, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	458166105

1	NAMES OF REPORTING PERSONS
	Tangiers Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
		5,844,433
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		7,763,141
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		5,844,433
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		7,763,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,763,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN

CUSIP No.	458166105

1	NAMES OF REPORTING PERSONS
	Tangiers Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Nevada

	5	SOLE VOTING POWER
		5,844,433
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		7,763,141
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		5,844,433
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		7,763,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,763,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IA

CUSIP No.	458166105

1	NAMES OF REPORTING PERSONS
	Robert Papiri Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

	5	SOLE VOTING POWER
		769,480
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		7,763,141
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		769,480
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		7,763,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,763,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	EP

CUSIP No.	458166105

1	NAMES OF REPORTING PERSONS
	Robert Papiri 401(k) Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

	5	SOLE VOTING POWER
		731,037
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		7,763,141
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		731,037
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		7,763,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,763,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	EP

CUSIP No.	458166105

1	NAMES OF REPORTING PERSONS
	Robert Papiri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

	5	SOLE VOTING POWER
		171,315
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		7,763,141
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		171,315
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		7,763,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,763,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

CUSIP No.	458166105

1	NAMES OF REPORTING PERSONS
	Michael Sobeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

	5	SOLE VOTING POWER
		246,877
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		7,763,141
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		246,877
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		7,763,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,763,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.
Integrated Freight Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
6371 Business Boulevard, Suite 200, Sarasota, FL 34240

Item 2(a)	Name of Person Filing.
Tangiers Investors, LP
Tangiers Capital, LLC
Robert Papiri Robert Papiri Defined Benefit Plan Robert Papiri 401(k) Plan
Michael Sobeck

Item 2(b)	Address of Principal Business Office.
The principal business address of the reporting persons is 402 W. Broadway, Suite 400, San Diego, California 92101

Item 2(c)	Place of Organization.
Reference is made to Item 4 of pages 2-7 of this Schedule 13G, which Items are incorporated herein by reference

Item 2(d)	Title of Class of Securities.
Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number.
458166105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4      Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2-7 of this Schedule 13G, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by Tangiers Investors, LP, a Delaware limited partnership, for which Tangiers Capital, LLC, a Nevada limited liability company, serves as general partner, Robert Papiri, Robert Papiri Defined Benefit Plan, Robert Papiri 401(k) Plan and Michael Sobeck.  Each of Tangiers Investors, LP, Tangiers Capital, LLC, Robert Papiri and Michael Sobeck, individually and as managing members of Tangiers Capital, LLC, the general partner of Tangiers Investors, LP, Robert Papiri Defined Benefit Plan and Robert Papiri 401(k) Plan may be deemed to beneficially own the Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Tangiers Capital, LLC, Robert Papiri, Robert Papiri Defined Benefit Plan, Robert Papiri 401(k) Plan and Michael Sobeck are, for any purpose, the beneficial owner of any of the Securities owned by Tangiers Investors, LP, and such beneficial ownership is expressly disclaimed, except to the extent of his or its pecuniary interests therein.  Furthermore, each of Tangiers Investors, LP, Tangiers Capital, LLC, Robert Papiri, Robert Papiri Defined Benefit Plan, Robert Papiri 401(k) Plan and Michael Sobeck disclaims beneficial ownership as to the Securities owned by the other members of the group.

The calculation of the number of shares owned includes 3,915,462 shares currently owned by Tangiers Investors, LP, Tangiers Capital, LLC, Robert Papiri, Robert Papiri Defined Benefit Plan, Robert Papiri 401(k) Plan and Michael Sobeck.   Tangiers Investors, LP, Tangiers Capital, LLC, Robert Papiri, Robert Papiri Defined Benefit Plan, Robert Papiri 401(k) Plan and Michael Sobeck also have the right to purchase up to an additional 3,847,679 shares within 60 days of the date hereof pursuant to convertible debentures and common stock purchase warrants.

The calculation of percentage of beneficial ownership in Item 11 of pages 2-7 of this Schedule 13G is based on the number of shares of common stock outstanding of Integrated Freight Corporation as of April 18, 2011, which was 36,687,195 shares.

Item 5      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Reference is made to the Exhibit A Joint Filing Undertaking, which sets forth the identity of each member of the group owning the Securities.

Item 9 Notice of Dissolution of Group.

Not applicable.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2011	TANGIERS INVESTORS, LP

	By:	Tangiers Capital, LLC

		By:	/s/ Michael Sobeck
Michael Sobeck, Manager

TANGIERS CAPITAL, LLC

		By:	/s/ Michael Sobeck
Michael Sobeck, Manager

ROBERT PAPIRI

		By:	/s/ Robert Papiri
Robert Papiri

ROBERT PAPIRI DEFINED BENEFIT PLAN

		By:	/s/ Robert Papiri
Robert Papiri, Trustee

ROBERT PAPIRI 401(K) PLAN

		By:	/s/ Robert Papiri
Robert Papiri

MICHAEL SOBECK

		By:	/s/ Michael Sobeck
Michael Sobeck

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date: April 26, 2011	TANGIERS INVESTORS, LP

	By:	Tangiers Capital, LLC

		By:	/s/ Michael Sobeck
Michael Sobeck, Manager

TANGIERS CAPITAL, LLC

		By:	/s/ Michael Sobeck
Michael Sobeck, Manager

ROBERT PAPIRI

		By:	/s/ Robert Papiri
Robert Papiri

ROBERT PAPIRI DEFINED BENEFIT PLAN

		By:	/s/ Robert Papiri
Robert Papiri, Trustee

ROBERT PAPIRI 401(K) PLAN

		By:	/s/ Robert Papiri
Robert Papiri

MICHAEL SOBECK

		By:	/s/ Michael Sobeck
Michael Sobeck

A - 1